Date: June 1, 2021

To:	IAMGOLD Corporation	From: National Bank of Canada
Attn:	Treasury Department	1155 Metcalfe Street, 19th Floor
E-mail:	REDACTED	Montreal, QC H3B 4S9
Tel:	416-933-4951	Tel: 514-412-3260
Fax:	416-360-4749

Re: Bullion Transaction - Settlement by Delivery

Our Reference Number: REDACTED

Please sign and return all pages of this Confirmation to the following e-mail within two (2) Business Days from receipt E-mail at: ConfirmationsOTCCommodities@bnc.ca

This Transaction is modified as specified below. This Confirmation replaces and supersedes all prior confirmations sent to you for this Transaction.

Dear Sir/Madam:

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the "Transaction"). This letter agreement constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2005 ISDA Commodity Definitions (the "Commodity Definitions") (as published by the International Swaps and Derivatives Association, Inc.) are incorporated into this Confirmation. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to the ISDA Master Agreement dated as of May 27, 2009, as amended and supplemented from time to time (the "Agreement"), between IAMGOLD Corporation ("Counterparty") and National Bank of Canada ("NBC"). All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:

1. General Terms:

Trade Date:	May 24, 2021

Purchaser of Bullion:	NBC

Seller of Bullion	Counterparty

Bullion:	Gold produced by IAMGOLD or its affiliated mine sites, provided always that such Gold complies with the Gold Delivery Rules of the LBMA

Number of Ounces:	As per Annex 1

Prepayment Amount Payer:	NBC shall pay the Prepayment Amount to Counterparty on each Prepayment Date.

Prepayment Amount:	As per Annex 1

Prepayment Date(s):	As per Annex 1

Upfront Payment Payer:	NBC

Upfront Payment Amount:	USD 350,000.00

Upfront Payment Date:	May 26, 2021

Delivery of Bullion:	On each Bullion Transaction Settlement Date, Counterparty shall deliver to NBC the Number of Ounces specified in Annex 1 in respect of such Bullion Transaction Settlement Date of Gold (as defined above) provided that if any such Bullion Transaction Settlement Date is not a Bullion Business Day, then that Bullion Transaction Settlement Date shall be the first following Bullion Business Day.

Bullion Transaction Settlement Date:	As per Annex 1

Settlement:	Settlement by Delivery

2. Amendments to ISDA Master Agreement Terms and Automatic Amendments Upon execution of the Transaction:

(a) The parties hereby agree that the Master Agreement and the Schedule to the Master Agreement shall be amended as follows:

(i) Section 5(a)(vi) of the Agreement is hereby amended by deleting the words", or becoming capable at such time of being declared," in line 7 of clause (I)."

(ii) Part 1 (c) of the Schedule to the Agreement is hereby amended by replacing the words "USD 20,000,000" with the words "USD 40,000,000".

(iii) Part 4(t) of the Schedule to the Agreement is hereby amended by adding at the end of the final sentence thereof the following: "provided, however, that for so long as the Credit Agreement is outstanding, the "Credit Support Default" provisions in Section 5(a)(iii) shall not apply in respect of Party B."

(iv) Part 4(g) of the Schedule to the Agreement is hereby amended by adding at the end of the final sentence thereof the following: "provided, however, that for so long as the Credit Agreement is outstanding, there shall be no Credit Support Providers in respect of Party B."

(v) The following shall be added as a new Part 4(o) of the Schedule to the Agreement and any reference in the Schedule to the "Credit Agreement" shall refer to this definition:

(o) "Credit Agreement" means the Amended and Restated Credit Agreement dated as of December 14, 20 I 7 by and between Party B as Borrower, certain of its Subsidiaries as Guarantors, the Lenders party thereto from time to time and National Bank of Canada as Administrative Agent (as amended, restated, extended, supplemented or otherwise modified in writing from time to time)".

(vi) Part 5(i) (Cross Default) of the Schedule to the Agreement is hereby deleted in its entirety.

(b) In the event NBC assigns, novates or transfers this Transaction or any part hereof to an assignee, novate or transferee (a "Novatee"), the Novatee shall be deemed to have expressly agreed that this Section 2 of this Confirmation shall also apply, mutatis mutandis, in respect of any ISDA Master Agreement in force between the Novatee and Counterparty (the "Novatee's Master Agreement") and accordingly the Novatee's Master Agreement shall be subject to the same amendments as set out in Section 2(a) of this Confirmation (and, for greater certainty, any reference in the Novatee's Master Agreement to a prior credit agreement shall be deemed to refer to the Amended and Restated Credit Agreement dated as of December 14, 20 I 7 by and between Counterparty as Borrower, certain of its Subsidiaries as Guarantors, the Lenders party thereto from time to time and National Bank of Canada as Administrative Agent (as amended, restated, extended, supplemented or otherwise modified in writing from time to time)).

3. Additional Provisions:

Upon the occurrence of an Event of Default or a Termination Event, and after giving effect to any applicable provision, disruption fallback or remedy specified in, or pursuant to, this Confirmation or elsewhere in the Agreement, if a party hereto has acquired the right to terminate the Transaction and acts upon such right by designating an Early Termination Date, it must also terminate the Bullion Swap Transaction - Cash Settled (Our ref. no REDACTED) as modified or amended from time to time. For avoidance of doubt, this Transaction cannot be terminated without causing the Bullion Swap Transaction - Cash Settled to be terminated as well.

4. Make-whole Payment:

Notwithstanding anything to the contrary under the Agreement, upon the occurrence of an Early Termination with respect to this Transaction, the Counterparty will pay a fee calculated as 7.80% multiplied by the amount remaining of the initial US$ balance.

5. Calculation Agent:	NBC

6. Account Details:

Payments to NBC:

Account for Payments:
in USD:

As per Standard Settlement Instructions

Payments to Counterparty:

Account for Payments: (To be provided separately)

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation Agreement (Reference Number: REDACTED) and returning it to us.

Please contact us immediately at 514-412-3260 or by e-mail REDACTED if the terms and conditions of this Confirmation are not in accordance with your understanding of our agreement.

National Bank of Canada		IAMGOLD Corporation

By: (signed) "Alexandra Corcuera"		(signed) "Jeff Cheah"
By: _______________________________
_____________________________		Name:	Jeff Cheah
Name:	Alexandra Corcuera	Title:	Treasury
Title:	Senior Analyst
By: (signed) "Dmitry Chernyak"			(signed) "Daniella Dimitrov"
By: _______________________________
______________________________		Name:	Daniella Dimitrov
Name:	Dmitry Chernyak	Title:	Executive Vice President and CFO
Title:	Senior Analyst

Annex 1

Bullion Transaction Settlement Date	Prepayment Date	Prepayment Amount	Number of Ounces
23-Jan-24	25-Jan-22	12,975,301.24	8,335
22-Feb-24	25-Feb-22	12,975,313.65	8,334
21-Mar-24	24-Mar-22	12,973,744.51	8,334
23-Apr-24	25-Apr-22	12,970,619.03	8,333
23-May-24	25-May-22	12,970,619.03	8,333
20-Jun-24	23-Jun-22	12,972,187.79	8,333
23-Jul-24	25-Jul-22	12,970,619.03	8,333
22-Aug-24	25-Aug-22	12,972,187.79	8,333
23-Sep-24	23-Sep-22	12,967,482.08	8,333
23-Oct-24	25-Oct-22	12,970,619.03	8,333
21-Nov-24	25-Nov-22	12,973,756.73	8,333
19-Dec-24	23-Dec-22	12,973,756.73	8,333